UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

DC
No Act
P.E. 1-16-03
1-03492

03017677

March 14, 2003

Bruce A. Metzinger
Senior Counsel and
Assistant Secretary
Halliburton Company
4100 Clinton Drive
Houston, TX 77020-6299

Act 1934
Section
Rule 14A-8
Public Availability 3/14/2003

Re: Halliburton Company
Incoming letter dated January 16, 2003

Dear Mr. Metzinger:

This is in response to your letter dated January 16, 2003 concerning the shareholder proposal submitted to Halliburton by the New York City Police Pension Fund and the New York City Fire Department Pension Fund. We also have received a letter from the proponents dated February 7, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Janice Silberstein
Associate General Counsel
The City of New York
Office of the Comptroller
1 Centre Street Room 1120
New York, NY 10007-2341

HALLIBURTON

4100 CLINTON DRIVE • HOUSTON, TX 77020-6299

January 16, 2003

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Halliburton Company; Request for No-Action Advice;
Stockholder Proposal of the New York City Police Pension Fund and the New York City Fire Department Pension Fund

Dear Sir/Madam:

The New York City Police Pension Fund and the New York City Fire Department Pension Fund (the "Funds") have submitted a proposal and supporting statement (the "Proposal") to be included in Halliburton Company's proxy materials for the Annual Meeting of Halliburton Company stockholders scheduled to be held on May 21, 2003. Six true and complete copies of the Proposal and of this letter are enclosed as required by Rule 14a-8(j).

The Proposal requests that Halliburton Company's Board of Directors establish a committee of the Board to review Halliburton Company's operations in Iran, with a particular reference to potential financial and reputational risks incurred by the company by such operations, and that the review committee report its findings to shareholders no later than September, 2003.

For the reasons detailed below, Halliburton Company intends to omit the Proposal from its 2003 proxy materials pursuant to Rule 14a-8. Halliburton Company requests that the Staff of the Division of Corporation Finance (the "Staff") recommend to the Securities and Exchange Commission (the Commission") that no enforcement action will be taken if Halliburton Company omits the Proposal from its 2003 proxy statement.

To the extent the reasons set forth herein are based on matters of law, this letter constitutes my legal opinion on those matters.

I. <u>The Proposal is not relevant to Halliburton Company's business.</u>

Rule 14a-8(i)(5) allows exclusion from proxy materials of a stockholder proposal that relates to operations which account for less than 5 percent of a company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business.

For the fiscal year ended December 31, 2001, Iran represented approximately $43.8 million of Halliburton Company's total assets of $11 billion or 0.40%; approximately $807,000 of Halliburton Company's net earnings of $809 million or 0.10%; and approximately $33.6 million of Halliburton Company's gross sales of $13 billion or 0.26%. The Proposal, therefore, is excludable by virtue of it not exceeding the Rule 14a-8(i)(5) financial thresholds, unless it is otherwise significantly related to Halliburton Company's business.

The Proposal is not otherwise significantly related to Halliburton Company's business. The Proposal emphasizes that operations in Iran expose Halliburton Company to reputational risk and the supporting statement refers to public protests and loss of consumer confidence. Halliburton Company provides a variety of services, products, maintenance, engineering and construction to energy, industrial and governmental customers. Halliburton Company is not a consumer products company, as suggested by the supporting statement. Halliburton Company has no retail establishments at which protests would be conducted. Halliburton Products and Services, Ltd.'s ("HPSL") business in Iran primarily pertains to its energy services business and the reason that the subsidiary conducts business there is because of the expectations and desires of its customers. Therefore, there is little connection between Halliburton Company's business and the concern raised by the Funds in their Proposal.

II. The Proposal would violate the proxy rules.

Rule 14a-8(i)(3) allows a company to exclude proposals and supporting materials that are contrary to the Commission's proxy rules. The Proposal must be omitted from the proxy materials because it is contrary to Rule 14a-8 and is false and misleading in violation of Rule 14a-9.

The Proposal contains false and misleading statements in violation of Rule 14a-9. This is evidenced by the following preamble and supporting statements (references from the Proposal are set forth below using indented, lettered paragraphs):

A. "**WHEREAS**, in February 2001 Halliburton opened an office in Iran under the name of Halliburton Products and Services Ltd., its Cayman Islands subsidiary."

In fact, the office in Tehran was opened in February 2000, entirely on the initiative of HPSL. Halliburton Company was not and would not have been permitted to be involved in that action. The quoted statement is false and misleading.

B. "We believe that Halliburton's use of its Cayman Island subsidiary to establish operations in Tehran violates the spirit, if not the letter of the law."

Again, Halliburton Company did not take any actions to establish the Iran office. While HPSL is a lower tier wholly owned subsidiary of Halliburton Company, HPSL's principal place of business is in Dubai, United Arab Emirates and it has independent non-U.S. management. The operations of HPSL in Iran do not violate the Iran Sanctions of the U.S. Office of Foreign Assets Control or other applicable U.S. law. The Office of Foreign Assets Control regulations for Iran do not purport to reach independent, non-controlled, non-U.S. subsidiaries. Further, only a person knowledgeable about the applicable law and regulations could make a conclusion as to Halliburton Company's compliance with law. In order to make that legal conclusion, that person would need to know the particulars of how HPSL's business is managed and staffed. The Funds do not indicate the basis for the statement. Even if the Funds had the requisite knowledge of the applicable law and regulations, the Funds could not make a conclusion as to Halliburton Company's compliance with law without knowing facts about HPSL's business. The statement, therefore, is unsubstantiated and scurrilous.

C. "In 2001, the Securities and Exchange Commission stated that a company's involvement with states that sponsor terrorism is a legitimate concern 'substantially likely to be significant to a reasonable investors decision about whether to invest in that company.'"

The source of the quotation is not identified. The only reference we found to the quote in C. above attributed to the Commission was in a letter dated May 8, 2001 to The Honorable Frank P. Wolf, U.S. House of Representatives from Laura S. Unger, Acting Chairman of the Commission. The quoted language is referring to registration statements of foreign registrants and is referring to disclosure of material business done by those registrants with a country, government, or entity on OFAC's sanctions list. As reflected earlier in this letter, the amount of business done by HPSL is not material to Halliburton Company. The business done by HPSL is without the involvement of Halliburton Company. Further, the quote is taken out of context in that Ms. Unger's letter does not mention terrorism. The quote is misleading and falsely implies that Halliburton Company is doing business in Iran.

D. "It also exposes the company to the prospect of negative publicity, public protests, and loss of consumer confidence, all of which can have a negative impact on shareholder value."

As pointed out in I. above, Halliburton Company is not a consumer products company. Further, since it has no retail establishments, the chance of protests is remote. The quoted language is false and misleading.

In Section E.1 of the Division of Corporation Finance: Staff Legal Bulletin No. 14 dated July 13, 2001 on Shareholder Proposals the Staff mentions its long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal. The bulletin goes on to discuss the large portion of the Staff's time and resources each proxy season responding to no-action requests regarding proposals or supporting statements that have obvious deficiencies in terms of accuracy, clarity or relevance and cautions that when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, the Staff may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading.

As shown by this letter, the Proposal is such a proposal, the whole gist of which is false and misleading. Halliburton Company should be permitted to exclude the Proposal without the Funds being given an opportunity to revise it.

For the reasons detailed above, we ask that the Staff recommend to the Commission that no action be taken if the Proposal is omitted.

Halliburton Company intends to file its 2003 proxy statement and form of proxy on or about April 7, 2003. Halliburton Company submits that the reasons set forth above in support of omission of the Proposal are adequate and have been filed in a timely manner in compliance with Rule 14a-8(j) (not later than 80 days prior to the filing of definitive proxy material).

By copy of this letter, Halliburton Company hereby notifies the Funds of Halliburton Company's intention to omit the Proposal from Halliburton Company's proxy statement and form of proxy for the 2003 Annual Meeting.

Also enclosed is an additional copy of this letter, which I request be stamped with the date of your receipt hereof and returned to me in the enclosed self-addressed postage-paid envelope.

If you have any questions or require further information, please do not hesitate to contact me or Margaret E. Carriere, Vice President and Secretary, at (713) 676-5023 and (713) 676-3717, respectively.

Respectfully submitted,

Bruce A. Metzinger

Bruce A. Metzinger
Senior Counsel and
Assistant Secretary

Attachment

c: William C. Thompson, Jr.
Comptroller of the City of New York

r:\legal\sec\stockholder proposals\2003\NY Police Pension noaction 011603.doc

COMPTROLLER OF THE CITY OF NEW YORK
1 CENTRE STREET
NEW YORK, NY 10007-2341
(212) 669-3500

WILLIAM C. THOMPSON, JR.
COMPTROLLER

November 12, 2002

Ms. Susan Steward Keith
Vice President and Secretary
Halliburton Company
500 N. Akard Street
Dallas, TX 75201

Dear Ms. Keith:

As the Comptroller of the City of New York, I am the investment adviser and a trustee of the New York City Police Pension Fund, and the New York City Fire Department Pension Fund (the "funds"). The funds' boards of trustees have authorized me to inform you of our intention to offer the enclosed proposal for consideration and approval of stockholders at the company's next annual meeting.

This resolution asks the company to review its business ties with Iran, a country identified by the U.S. State Department as a sponsor of terrorism. It expresses the concerns felt over these ties by our police and firefighter pension fund trustees, many of whom lost friends and colleagues to terrorist attack on September 11, 2001.

I submit the proposal to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

Letters from Citibank are enclosed certifying the funds' ownership, for over a year, of 244,602 shares of Halliburton Company common stock, with a market value of over $3 million. Each fund intends to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provision as corporate policy, the funds will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact

Mr. Patrick Doherty of my office at (212) 669-2651, if you have any further questions on this matter.

Very truly yours,

William C. Thompson, Jr.

WCT:pd:ma

Enclosure

A:halliburton shr 02-03

HALLIBURTON COMPANY
REVIEW AND REPORT ON OPERATIONS IN IRAN

Whereas, since the 2001 terrorist attacks against the United States, there has been increased interest among investors and the general public concerning corporate ties to states that reportedly sponsor terrorist activity, and

Whereas, U.S. law currently restricts trade by American companies with states designated as "sponsors of terrorism" by the U.S. State Department, and

Whereas, in February 2001 Halliburton opened an office in Iran under the name of Halliburton Products and Services Ltd., its Cayman Islands subsidiary,

Therefore, be it resolved that shareholders request that the Board of Directors establish a committee of the Board to review Halliburton's operations in Iran with a particular reference to potential financial and reputational risks incurred by the company by such operations, and

Be it further resolved that shareholders request that this review committee report to shareholders on its findings no later than September 2003. This report should be produced at reasonable cost and contain no proprietary information.

SUPPORTING STATEMENT

According to the U.S. State Department, the Iranian government has actively supported and funded terrorist operations against innocent civilians outside its own borders. These activities led to the imposition of government sanctions that provide that virtually all trade and investment activity with Iran by U.S. corporations, is prohibited. We believe that Halliburton's use of its Cayman Island subsidiary to establish operations in Tehran violates the spirit, if not the letter of the law. It also exposes the company to the prospect of negative publicity, public protests, and a loss of consumer confidence, all of which can have a negative impact on shareholder value.

In 2001, the Securities and Exchange Commission stated that a company's involvement with states that sponsor terrorism is a legitimate shareholder concern "substantially likely to be significant to a reasonable investors decision about whether to invest in that company". The New York City Police and Fire Department Pension Funds urge you to vote **FOR** this resolution

PD:ma

A:Glob. Sec.reso

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET ROOM 1120
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

TELEPHONE: (212) 669-3163
FAX NUMBER: (212) 669-2884

EMAIL: JSILBER@COMPTROLLER.NYC.GOV

Janice Silberstein
Associate General Counsel

February 7, 2003

BY FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Halliburton Company;
Shareholder Proposal submitted by the New York City Police Pension Fund and the New York City Fire Department Pension Fund

To Whom It May Concern:

I write on behalf of the New York City Police Pension Fund and the New York City Fire Department Pension Fund (the "Funds") in response to the January 16, 2003 letter sent to the Securities and Exchange Commission (the "Commission") by Halliburton Company ("Halliburton" or the "Company"). In that letter, the Company contends that the Funds' shareholder proposal (the "Proposal") may be omitted from the Company's 2003 proxy statement and form of proxy (the "Proxy Materials") under Rules 14a-8(i)(5) and 14a-8 (i)(3) under the Securities Exchange Act of 1934.

I have reviewed the Proposal, as well as the January 16, 2003 letter. Based upon that review, as well a review of Rule 14a-8, it is my opinion that the Proposal may not be omitted from the Company's 2003 Proxy Materials. Accordingly, the Funds respectfully request that the Division of Corporate Finance (the "Division") deny the relief that the Company seeks.

I. <u>The Proposal</u>

The Proposal consists of a series of whereas clauses followed by a resolution. The whereas clauses set out: (a) the increased interest, since the 2001 terrorist attacks, among investors and the general public concerning corporate ties to states that reportedly sponsor terrorist activity; (b) the U.S. law restricting trade by American companies with states designated as "sponsors of terrorism" by the U.S. State Department; and (c) the opening of an office in Iran by Halliburton Products and Services Ltd. (the "Subsidiary"), a Cayman Islands subsidiary of the Company. These clauses are followed by a resolved clause that states:

> Therefore, be it resolved that shareholders request that the Board of Directors establish a committee of the Board to review Halliburton's operations in Iran with a particular reference to potential financial and reputational risks incurred by the company by such operations, and
>
> Be it further resolved that the shareholders request that this review committee report to shareholders on its findings no later than September 2003. This report should be produced at reasonable cost and contain no proprietary information.

The Supporting Statement references: the Commission's viewpoint that a company's involvement with states that sponsor terrorism is substantially likely to be significant to a reasonable investor's decision as to whether to invest in the company; Iran's support and funding of terrorist operations; that these activities led to the imposition of government sanctions which provide that virtually all trade and investment activity with Iran by U.S. corporations is prohibited; and the potential negative impact of the Subsidiary's Tehran operations on shareholder value due to the prospect of negative publicity, public protests, and a loss of consumer confidence.

II. <u>The Company's Opposition and the Funds' Response</u>

In its letter of January 16, 2003, the Company requested that the Division not recommend enforcement action to the Commission if the Company omits the Proposal under two provisions of SEC Rule 14a-8: Rule 14a-8(i)(5) (excludible if it relates to operations which account for less than 5 percent of the company's total assets, net earnings and gross sales, and is not otherwise significantly related to the company's business); and Rule 14a-8(i)(3) (excludible if proposal or supporting statement is materially false or misleading). Pursuant to Rule 14a-8(g), the Company bears the burden of proving that one or more of these exclusions apply. As detailed below, the Company has failed to meet that burden with respect to either of these exclusions and its request for "no-action" relief should accordingly be denied.

A. <u>The Proposal is Relevant to the Company's Business as a Whole and May Not Be Omitted Under Rule 14a-8(i)(5).</u>

In adopting the predecessor to the (i)(5) exclusion in 1976, the Commission stated that this exclusion is not to be applied mechanically or with reference solely to an economic standard. That is because there are many instances in which the matter involved in a Proposal is significant to an issuer's business even though the significance is not apparent from an economic standpoint. Release No. 34-12999 (December 3, 1976). In situations "where the proposal has reflected social or ethical issues, rather than economic concerns, raised by the issuer's business, and the issuer conducts any such business, no matter how small, the staff has not issued a "no-action" letter with respect to the omission of the proposal..." (*Emphasis added.*) Release No. 34-20091 (August 16, 1983).

The Company's response only satisfies the first part of Rule 14a-8(i)(5), that the Subsidiary does not meet the rule's financial threshold of 5%. The Company, however, fails to show that the Proposal is not otherwise significantly related to the Company's business. The Company attempts to refute the Proposal's core concerns that operations in Iran expose the Company to reputational risk, public protests and the loss of consumer confidence. The Company argues that the Supporting Statement wrongly suggests that it is a consumer company: it has no retail establishments at which protests would be conducted; the Subsidiary's business in Iran primarily pertains to its energy services business; and the Subsidiary conducts business there because of the "expectations and desires of its customers." Thus, it is claimed, there is little connection between the Company's business and the concerns of the Funds indicated in their Proposal. The Company fails to cite Division letters, case law, or any persuasive authority to bolster its position.

The Company's assertions are wrong. The Supporting Statement does not refer to the Company as a "consumer products company." Rather, the Supporting Statement expresses the concern that the Company may experience a "loss of consumer confidence." The Funds assert that Halliburton's dealings with a reported terrorist state could cause a loss of consumer confidence by the individuals who purchase Halliburton's energy services -- its "consumers." The Company's reference elsewhere in its letter to the "expectations and desires of its customers" only serves to demonstrate further the significance of consumer confidence. Further, retail establishments are not the only suitable locations at which to mount a public protest -- Halliburton has offices throughout the world.

Moreover, as a result of 9/11, the public has a consistent and intense interest in terrorism. On January 29, 2002, President Bush, in his State of the Union address, focused on three states, which are egregious sponsors of terrorism: Iran, Iraq and North Korea. He stated that these states constitute an "axis of evil." That focus will inevitably result in careful attention to Halliburton's dealings through the Subsidiary in one of those states.

That attention will be heightened by the fact that until his election in 2000, Vice President Dick Cheney had been the CEO of Halliburton. Many articles have already focused on actions Vice President Cheney reportedly oversaw while he was CEO of Halliburton. This high level of media attention should continue as the Company continues to conduct business in Iran. [1]

[1] *See, e.g.*, Los Angeles Times (January 8, 2003) (CEO Cheney oversaw business dealings with Iraq through two Halliburton subsidiaries); San Antonio Express-News (December 22, 2002)(Under CEO Cheney, Halliburton did business with Iraq and Iran and violated the U.S. embargo, selling Libya nuclear generators); The Columbus Dispatch (October 15, 2002)(Cheney was CEO of the Halliburton energy company when a subsidiary was doing major business with Iraq); The New York Times (October 11, 2002) (Under CEO

The link between Iran and Halliburton is of special interest to the public, including institutional, professional and non-professional investors, who are paying a great deal more attention to the relationship between their investments and terrorism. Thus, for example, a recent article in Barron's, "Under Scrutiny: Pension Funds Are Reconsidering Investments in Companies that Do Business With Rogue Nations," discusses the Global Security Risk database, which lists companies that it claims are operating in one or more of the six nations with which U.S. companies are prohibited from doing business directly. Iran is one of these nations.

Because the public has a legitimate interest in states such as Iran that sponsor terrorism as well as concern regarding the effect of terrorism on investors' assets, the (i)(5) exclusion has no application here. Halliburton does not dispute that the Subsidiary conducts operations in Tehran. As such, Halliburton could be perceived as providing support to Iran. This perception could compound criticism arising from Halliburton's previous dealings, such as its $3.8 million fine and guilty plea in 1995 to charges it had exported oil-field equipment to Libya in violation of a U.S. government trade ban. *See* The Houston Chronicle (July 15, 1995). Such a perception could hurt the Company's reputation and in the end, adversely affect the Company's financial health. In fact, the Funds' Proposal is a model of a proposal that is significantly related to a company's business, and therefore, relevant, even if the matter accounts for only a low percentage of the Company's business.

Halliburton has not only failed to offer any prior authority in support of its position, it has also not mentioned its own recent failed effort to persuade the Division to issue no-action relief on a similar proposal relating to Burma. In 2001, the Division denied Halliburton's request for "no-action" relief under Rule 14a-8(i)(5). Halliburton Company (February 26, 2001). The shareholder proposal in 2001 sought to have a committee of independent directors prepare a report regarding projects undertaken by the Company or any subsidiary in Burma, with an emphasis on describing steps taken to assure that neither Halliburton nor any of its subsidiaries is involved in or appears to benefit from use of forced labor or other human rights abusers in Burma.

Halliburton argued that the proposal should be excluded because assets, earnings and sales did not exceed the Rule's thresholds and the proposal was not otherwise significantly related to Halliburton's business. The Company further argued that neither the Company nor its subsidiaries benefited from the use of forced labor or human rights abuses in Burma. The proponent argued that Burma had been ruled for over a decade by a military dictatorship condemned for human rights abuses; that several years prior, the U.S. government banned new investment in Burma; and that many U.S. companies, including Texaco and Atlantic

---

Cheney, Halliburton sold more equipment to Iraq than did any other company); The Baltimore Sun (October 4, 2002) (Under CEO Cheney, Halliburton used subsidiaries overseas to do business with Iraq); Chicago Tribune (September 5, 2002)(Under CEO Cheney, Halliburton did $23.8 million in business with Iraq); Chicago Tribune (March 15, 2001) (Halliburton subsidiaries helped reconstruct Iraq's oil industry, according to the Washington Post and numerous other publications).

Richfield had voluntarily withdrawn from Burma. The proponent further stated that Halliburton once had extensive operations in Burma, which could come back to damage the Company. Of particular relevance to the subject situation, the proponent stated that Halliburton currently had an office in Burma.

The Division viewed the proposal as one that was otherwise significantly related and did not grant the relief sought. We submit that the Division should follow the same approach here.

B. The Proposal is Not False and Misleading and May Not Be Omitted Under Rule 14a-8(i)(3).

The Company alleges four bases to support a finding that the Proposal is false and misleading and should therefore be excluded, none of which has any merit.

(1) The Proposal states that Halliburton opened an office in Iran in February 2001 under the name of Halliburton Products and Services Ltd., its Cayman Islands subsidiary.

The Company claims that this statement is false and misleading because the office was opened in February 2000, entirely on the initiative of the Subsidiary, and further, that the Company was not involved in that action.

The media reported that the office was opened in 2001. Nevertheless, if the Tehran office was in fact opened in 2000, we are willing, upon request, to revise the Supporting Statement accordingly. [2] Halliburton next distorts the meaning of "opened" and "involved" as they relate to the Tehran office, and then claims that the Funds are being dishonest. When a company opens a new office, and this company is a wholly owned subsidiary, it is not false or misleading to describe the parent company as having been involved in opening the new office through its subsidiary. *See, e.g.,* The Wall Street Journal (February 1, 2001)(reporting that Halliburton Co. has opened office in Tehran and has operated in Iran in possible violation of US sanctions; Halliburton Products and Services Ltd., registered in Cayman Islands, claims it is not a U.S. company.); The Dallas Morning News (February 1, 2001)(reporting that Halliburton Co. has opened an office in Tehran, Iran, in possible violation of U.S. sanctions, The Wall Street Journal reported; Halliburton Products and Services Ltd. works in a new north Tehran tower block. The article notes further that a brochure declares that the company was registered in 1975 in the Cayman Islands, based in Dubai and is "non-American" -- but the brochure bears the Dallas company's name and red emblem and offers services from Halliburton's units around the world.)

---

[2] Halliburton argues that it should be able to exclude the Proposal without providing the Funds the opportunity for revision. The SEC routinely allows such revisions. *See, e.g.,* Allegheny Energy, Inc. (December 24, 2002); Hewlett-Packard Company (December 17, 2002); and AMR Corporation (April 3, 2002).

(2) In their Supporting Statement, the Funds state that they believe that Halliburton's use of its Cayman Island subsidiary to establish operations in Tehran violates the spirit, if not the letter of the law.

In response, Halliburton alleges, *inter alia*, that the statement is false because the Company did not take any actions to establish the Iran office; that the subsidiary has independent non-U.S. management; that its principal place of business is in the United Arab Emirates; that the Subsidiary did not violate the law; and that the Funds are not equipped to reach legal conclusions about the Company's compliance with the law without knowing facts about the Subsidiary's business.

The Funds' statement is neither false nor misleading. Rather, it is Halliburton that is misrepresenting the Funds' statement. The Funds do not allege that any law was broken; rather, they fairly expressed their opinion that Halliburton "violated the spirit" of the law. The media quoted a U.S. official who expressed a very similar view. *See* Wall Street Journal (February 1, 2001) (U.S. official said a Halliburton office in Tehran would violate at least the spirit of American law.)

(3) *In their Supporting Statement, the Funds stated that in 2001, the Securities Exchange Commission stated that that a company's involvement with states that sponsor terrorism is a legitimate concern and substantially likely to be significant to a reasonable investor's decision about whether to invest in that company.*

The Company states that the source of the quotation is not identified and cites as a possible reference a letter dated May 8, 2001 to the Honorable Frank P. Wolf, U.S. House of Representatives, from Laura S. Unger, Acting SEC Chairman. This reference is correct.

Halliburton wrongly alleges that the quote is taken out of context because Ms. Unger does not mention terrorism. To the contrary, in the first paragraph of her letter (attached), Ms. Unger refers Congressman Wolf to the enclosed memorandum from David Martin, Director of the Commission's Division of Corporate Finance, and Mr. Martin explicitly mentions "terrorism" twice in his memorandum. In addition, on the first page of her letter, Ms. Unger herself mentions interagency cooperation "on issues involving national security, human rights and religious freedom." It is reasonable to conclude that national security issues encompass terrorism, especially in light of Mr. Martin's discussion of terrorism in the memorandum attached thereto.

Further, the Company alleges that the quoted language is referring to "material" business, but that the amount of the Subsidiary's business is not material, and again alleges that the business done by the Subsidiary is without the involvement of the Company.

Regarding materiality, Ms. Unger states that, "While there is no 'bright line' test for materiality, the Supreme Court has held that information is material if a reasonable investor would be substantially likely to consider that information significant in making an investment decision." TSC Industries v. Northway, Inc., 426 U.S. 438, 449 (1976). Post 9/11, a reasonable investor making an investor decision would be quite likely to consider as significant the information the Proposal seeks. Therefore, it is indeed material information.

(4) *The Funds state in their Supporting Statement that the use of its Cayman Islands subsidiary to establish operations in Iran exposes the company to the prospect of negative publicity, public protests, and a loss of consumer confidence, all of which can have a negative effect on shareholder value.*

Halliburton repeats the argument that the Company is not a consumer products company. Our response in II.A. to this argument is applicable here to support the conclusion that the Funds' statement is neither false nor misleading, as all of those negative effects are quite possible.

In sum, the Funds did not make any false or misleading statements in their Proposal or in their Supporting Statement.

III. Conclusion

For the reasons stated above, the Funds respectfully submit that the Company's request for "no-action" relief should be denied. Should you have any questions or require any additional information, please contact me.

Thank you for your time and consideration.

Very truly yours,

Janice Silberstein
Associate General Counsel

cc: Bruce A. Metzinger,
Senior Counsel and Assistant Secretary
Halliburton Company
4100 Clinton Drive
Houston, Texas 77020-6299

APPENDIX 6

Correspondence From Acting SEC Chairman Laura Unger to Representative Frank Wolf (With Attachment)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

THE CHAIRMAN

May 8, 2001

The Honorable Frank P. Wolf
U.S. House of Representatives
241 Cannon Building
Washington, D.C. 20515-4610

MAY 09 2001

Dear Congressman Wolf:

This letter responds to our meeting and your letter of April 2, 2001, regarding PetroChina Company, Ltd., Talisman Energy, Inc., and proposed disclosure requirements for foreign firms that seek access to the U.S. markets. I have asked David Martin, Director of the Commission's Division of Corporation Finance, to review your recommendations for additional disclosure for foreign companies. His memorandum is enclosed.

I would like to take this opportunity to brief you on some of the efforts the Commission staff has undertaken regarding Sudan following our meeting and your letter of April 2, as well as several initiatives we intend to pursue in the near future:

<u>Actions To Date</u>

- We met and have had ongoing communications with Roger Robinson of the William J. Casey Institute of the Center for Security Policy. Mr. Robinson provided us with additional information about the recommendations in your letter and offered some useful suggestions for interagency cooperation on issues involving Sudan and, more generally, on issues involving national security, human rights and religious freedom. His ideas have proven useful in our outreach to other government agencies, as discussed further below.

- We had a meeting with the staff of the U.S. Commission on International Religious Freedom ("CIRF"). In response to their inquiries we have assisted them in understanding both the fundamentals of the SEC's disclosure-based system and specific disclosure rules and practices in which CIRF has an interest. We are reviewing carefully CIRF's reports of March and May 2001.

- We received a State Department briefing on both the history of the war in Sudan and current conditions there. It was a comprehensive briefing by representatives of the Bureau of Democracy, Human Rights and Labor; the Bureau of African Affairs; and the Office of International Religious Freedom. Over 20 members of the SEC staff attended the briefing, including members of the Division of Corporation Finance staff who are responsible for reviewing filings.

- Last week, we met with the Director and staff of the State Department's Office of International Religious Freedom. Representatives from other State Department offices attended as well. We discussed some of our efforts to improve disclosure regarding the activities of foreign companies in Sudan, and we raised the possibility of interagency cooperation on Sudan. The Office of International Religious Freedom expressed support for an interagency working group.

- We spoke with officials in the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC") to learn more about the existing sanctions regime and its application to transactions with Sudan. We have also begun discussions with OFAC about a possible interagency working group.

- I have met with the Directors of each of the SEC's divisions to discuss your concerns regarding the situation in Sudan. They are sensitized to this issue and will be looking for creative ways to enhance investors' access to material information about foreign investment in Sudan and its impact on the human rights situation there.

- Supervisors of the review staff in the Division of Corporation Finance have been made aware of issues concerning Sudan. They are, in turn, working with their staff to be attentive to disclosure in registered offering documents and periodic reports regarding material business or use of proceeds in Sudan and other countries subject to U.S. economic sanctions.

<u>Initiatives to be Undertaken</u>

<u>1. Rulemaking to Require Electronic Filing by Foreign Companies</u>

As you know, foreign companies that seek to register with the SEC may elect to make their filings on paper, rather than electronically through the SEC's EDGAR system. Paper filings are available to the public through our reference facilities, but they are not available through our website and cannot be searched electronically. To facilitate investor access to filings by foreign companies, as well as the staff's efficiency in reviewing those filings, I have asked the staff to prepare for the Commission promptly a proposed rulemaking to require foreign companies to file electronically on our EDGAR system.

<u>2. Review of Registration Statements Filed by Companies Doing Business in Countries Subject to U.S. Economic Sanctions</u>

All registration statements relating to public offerings of securities are legally subject to review by the staff of the Commission's Division of Corporation Finance. The staff has, however, exercised its discretion to perform only a selective review of such filings, due to limited Commission resources. Because of the complex issues involving national security, human rights and religious freedom that have been raised in connection with countries subject to U.S. economic sanctions, our staff has decided that it will attempt to review all registration statements filed by foreign companies which reflect material business dealings with governments of countries subject to U.S. economic sanctions administered by OFAC, or with persons or entities in those countries.

3. Enhanced Disclosure for Foreign Registrants Doing Business in Sanctioned Countries

U.S. sanctions administered by OFAC prohibit American companies from investing or doing business in Sudan. These sanctions do not, however, prohibit foreign companies from doing so. Foreign companies that do business in Sudan, or any other country subject to OFAC sanctions, may list on U.S. securities exchanges and offer their stock to investors in U.S. markets. The SEC does not have statutory authority to deny access to the U.S. markets to any foreign company on the basis of its involvement with a particular foreign country or government, including Sudan.

The SEC does, however, have statutory authority to require that U.S. investors receive adequate disclosure about where the proceeds of their securities investments are going and how they are being used. The federal securities laws are founded on the principle that the best way to protect investors is to ensure that they have access to *material* information about the companies and securities in which they are considering investing. While there is no "bright line" test for materiality, the Supreme Court has held that information is material if a reasonable investor would be substantially likely to consider that information significant in making an investment decision.

The fact that a foreign company is doing material business with a country, government, or entity on OFAC's sanctions list is, in the SEC staff's view, substantially likely to be significant to a reasonable investor's decision about whether to invest in that company. Therefore, in accordance with existing disclosure rules and the SEC's investor protection mandate, the staff of the Division of Corporation Finance will seek information from registrants about material business in, or with, countries, governments, or entities with which U.S. companies would be prohibited from doing business under economic sanctions administered by OFAC. Our aim is to make available to investors additional information about situations in which the material proceeds of an offering could – however indirectly – benefit countries, governments, or entities that, as a matter of U.S. foreign policy, are off-limits to U.S. companies.

4. Communication With OFAC

As a U.S. government agency, the SEC fully supports duly imposed economic sanctions and will cooperate with appropriate U.S. governmental agencies to help ensure that those sanctions are enforced. Accordingly, we will bring to the attention of the

OFAC staff any disclosure in registration statements filed by foreign companies which reflect material business dealings with countries subject to OFAC-administered sanctions.

5. Interagency Working Group

We would support formation of an interagency working group on Sudan.

Requests for SEC Action

We appreciate your sharing with us your concerns that PetroChina and Talisman may have failed to make adequate disclosure in connection with their public offerings concerning use of proceeds and risk. As we have discussed in previous correspondence with you, when PetroChina sought to offer its securities for sale, the Commission's staff reviewed the company's registration statement thoroughly and considered all of the disclosure it contained. The staff was, at that time, aware of your concerns about the offering and paid particular attention to the disclosure regarding risks and use of proceeds. We take very seriously the charge in your most recent correspondence that PetroChina and Talisman may have failed to disclose material information in registration statements and other reports filed with the Commission. We have referred your letter to the Commission's Division of Enforcement.

We recognize and appreciate your concern in this matter, and I assure you that the staff will consider carefully the information you supplied in accordance with the Commission's responsibilities under the federal securities laws. As you know, however, SEC investigations are non-public. As a matter of policy, therefore, the agency does not confirm or deny the existence of a pending inquiry. This policy protects the integrity of the investigative process, in both fact and appearance. See generally SEC v. Wheeling Pittsburgh Steel Corp., 482 F. Supp. 555 (W.D. Pa. 1979), vacated and remanded, 648 F.2d 118 (3d Cir. 1981).

With respect to your request that the Commission suspend trading in PetroChina and Talisman, some general background might be helpful. When Congress enacted the federal securities laws, it gave the SEC limited authority to suspend temporarily trading in an individual security. Securities Exchange Act of 1934 § 12(k)(1)(A), 15 U.S.C. § 78l(k)(1)(A). The Supreme Court has warned that "the power to summarily suspend trading in a security even for 10 days, without any notice, opportunity to be heard, or findings based upon a record, is an awesome power with a potentially devastating impact on the issuer, its shareholders, and other investors." SEC v. Sloan, 436 U.S. 103, 112 (1978). The Court viewed a trading suspension as a "somewhat drastic" measure, to be exercised very cautiously. Id. The Commission's approach to the exercise of its trading suspension authority is consistent with the Court's view.

We note, too, that the sudden loss of liquidity resulting from a trading suspension may impose more significant economic hardship on shareholders than on the listed company itself. A trading suspension only halts secondary market trading. That is, the trading suspension has no effect on the issuers' use of proceeds from prior offerings. Meanwhile, investors wanting to sell their securities – for reasons ranging from liquidity needs to disapproval of the company's use of proceeds – cannot do so.

Moreover, for a company with dual listings (one in the U.S. and one offshore), an SEC trading suspension has no effect on a home country market. In such situations, U.S. holders of the securities in which trading has been suspended would likely suffer more serious consequences from a trading suspension. Therefore, the Commission rarely exercises its authority to suspend trading in a security absent evidence of fraud.

We appreciate your dedication to working toward a solution to the crisis in Sudan. I will schedule a meeting with you at your convenience to discuss this issue in further detail. Should you have questions in the meantime, please do not hesitate to contact me at 202-942-0100 or David Martin, Director of our Division of Corporation Finance, at 202-942-2929.

Sincerely,

Laura S. Unger

Laura S. Unger
Acting Chairman

Enclosure

MEMORANDUM

May 8, 2001

TO: Acting Chairman Laura Unger

FROM: David B.H. Martin
Director, Division of Corporation Finance

SUBJECT: Response to letter dated April 2, 2001 from Congressman Wolf

You have asked for the views of the Division of Corporation Finance on the ten recommendations outlined by Congressman Frank Wolf in his letter to you dated April 2, 2001. We address each of these recommendations below.

1. *Global Operations: Foreign companies should disclose their operations – as well as those of their parent companies, subsidiaries and affiliates – in countries which are listed on the following U.S. government lists:*

   a) *CIA List of Acquiring and Supplying Nations as cited in its annual report to Congress on the Acquisition of Technology Relating to Weapons of Mass Destruction and Advanced Conventional Munitions*
   b) *U.S. State Department List of Sponsors of Terrorism*
   c) *U.S. State Department-Designated Countries of Particular Concern for Violations of Religious Freedom*

   Companies should also disclose their business relationships – as well as those of their parent companies, subsidiaries and affiliates – with companies from countries which appear on these lists.

SEC rules do not require disclosure about business operations in specific countries. Companies filing registered offering documents under the Securities Act of 1933 (Securities Act) or filing periodic reports under the Securities Exchange Act of 1934 (Exchange Act), however, are subject to certain mandated disclosure requirements about their business, which may include disclosure of their operations in specific countries. The following are examples of specific SEC requirements which could result in such disclosure:

- A company must make certain disclosures relating to the various countries in which it conducts business. Most U.S. companies are required to provide a breakdown of revenues and long-lived assets by: domicile country, all foreign countries, and any individual foreign country in which revenues and assets are material. A foreign company must provide a description of the principal markets in which it competes, including a breakdown of total revenues by geographic market.

- A company must also make certain disclosures about its recent past and immediate foreseeable future, including any known trends, events or uncertainties -- favorable or unfavorable -- that have had or are reasonably expected to have a material impact on results of the company's operations or to cause a material increase or decrease in the company's liquidity or capital resources. For example, if investors ceased purchasing, or divested themselves of, the securities of a company because of its actions in a particular country, these actions could have a foreseeable material impact on the company's ability to raise cash through the sale of its securities. In this case, a company would be required to disclose these material effects. A consumer boycott of a company might, likewise, have to be disclosed, if it were viewed as having a potentially material impact on the company's revenues.

- A company that wishes to sell its securities publicly in the United States must disclose factors that make an offering risky or speculative, which may include risk factors relating to operations in particular countries. Business risks imposed by political instability or the imposition of economic sanctions could be sufficiently probable and have a sufficiently significant magnitude to require disclosure.

- A U.S. company must disclose information about material pending litigation which is not routine or incidental to the company's business. For example, a lawsuit claiming environmental, personal, or other damage caused by the way a company performed its operations in a particular country might not be viewed as routine or incidental and might have to be disclosed, depending on its effect on the company's financial position or profitability. A foreign company must disclose litigation that may have, or has had in the recent past, a significant effect on the company's financial position or profitability.

Accordingly, existing SEC disclosure requirements might very well warrant disclosure of a foreign company's operations in, or business relationships with companies from, countries on the CIA's list of acquiring and supplying nations, the U.S. State Department's lists of sponsors of terrorism, and countries of particular concern.

Absent specific disclosure requirements relating to a company's operations in, or business relationships with companies from, countries on those lists, the question of whether disclosure is required will depend on the materiality of the financial impact of those operations and business relationships on the company's conduct of its business. SEC disclosure rules and policies turn on the concept of materiality. The Supreme Court has held that information is material if "there is substantial likelihood that a reasonable shareholder would consider it important in making an investment decision." TSC Industries v. Northway, Inc., 426 U.S. 438, 449 (1976).

In assessing materiality, the SEC staff takes the view that the reasonable investor generally focuses on matters that have affected, or will affect, a company's profitability and financial outlook. Because securities are financial investment vehicles, the materiality of a foreign company's operations in a particular country and its business relationships with companies from that country will generally depend on whether these operations or relationships have had, or are likely to have, a financial impact on the company.

We agree that a reasonable investor would likely consider it significant that a foreign company raising capital in the U.S. markets has business relationships with countries, governments or entities with which any U.S. company would be prohibited from dealing because of U.S. economic sanctions. The staff will, therefore, seek information from foreign registrants about their material business in countries on OFAC's sanctions list and their business relationships with countries, governments, or entities on those lists. This type of disclosure would make available to investors additional information about situations in which the proceeds of an offering could – however indirectly – benefit countries, governments, or entities that, as a matter of U.S. foreign policy, are off-limits to U.S. companies.

Whether a reasonable investor, as a general matter, would view as material a foreign registrant's operations in or business dealings with other countries is less apparent. Although generally a company will disclose all countries in which it does business, information with respect to operations in these countries, particularly if immaterial, may be less relevant to investors. If, however, a foreign company's operations in a particular country and its business relationships with companies from that country have had, or are likely to have, a financial impact on the company, the staff will seek information from the registrant to address any deficiencies in the disclosure. As always, the staff will look to the SEC rule that requires a company to disclose any information if its absence would make the rest of its disclosure misleading. We will, in addition, continue to monitor investor interest in this area and adjust our disclosure practices if it appears warranted.

As a general matter, our disclosure requirements focus on the consolidated operations of the company that is registering securities and the subsidiaries and affiliated companies that it controls. Required disclosures identify parent companies and other major shareholders and explain their control relationship with the registrant. This kind of limited disclosure is material to an investor because the economic return on the investor's securities will be derived from the operations of the registrant. The economic return will not, however, be derived from operations of the registrant's parent company or those companies under common control. Thus, extensive information about parent companies and companies under common control with the registrant might be misleading to investors who are not purchasing securities in those companies.

2. *Internal Corporate Risk Analysis: Foreign companies should disclose steps taken to identify and assess risks associated with doing business with countries and companies referenced above. This should include particular economic risks associated with these countries and companies <u>as well as U.S. domestic political risks, including prospective U.S. governmental and non-governmental opposition to these activities</u> (e.g. precedents). The foreign firm should outline what specific steps have been taken to ensure that the company, and its shareholders, are protected from these risks.*

When a foreign company initially registers its securities with the SEC, and thereafter in its annual report on Form 20-F, a foreign company is required to prominently disclose risk factors that make an investment in the company speculative or one of high risk. This requirement can be found under "Item 3.D – Key Information; Risk Factors" of Form 20-F, which sets out the disclosure requirements applicable to foreign companies registering securities and filing annual reports with the SEC. These risk factors may include factors relating to the countries in which the foreign company operates. When a company has material operations in countries with developing political and economic systems, there is typically disclosure about the various risks associated with these systems. These risks often include risks relating to exchange rate, undeveloped legal systems, economic uncertainty, high rates of inflation and government intervention in the economy.

As noted above, we will review filings to determine whether foreign companies have material operations in countries that are subject to OFAC sanctions. If it is reasonably likely that U.S. governmental sanctions will be imposed on the company as a result of its operations in a particular country, this risk would need to be disclosed if the sanctions were likely to have a material impact on the company. Likewise, if it is reasonably likely that public opposition to the company would have a materially adverse effect on the operations of the company, this risk would also need to be disclosed.

We note that considerations of materiality include considerations of probability and magnitude. It is often very difficult for a company to assess whether one aspect of its worldwide operations will give rise to the type of impact that would need to be disclosed under the federal securities laws, especially when there are considerations relating to public reaction and governmental responses. We do not believe that a requirement to discuss protective measures would elicit meaningful information for investors because we would expect that all companies would disclose that they take steps to avoid governmental sanctions and adverse public reaction to their operations.

3. *Accounting Procedures: While it is understood, and disclosed, that accounting procedures vary from region to region, firms should disclose what steps have been taken to ensure that operations outside their home market are subject to accounting standards that American investors can rely on.*

Foreign companies that register securities with the SEC are generally required to adopt U.S. standards on a worldwide basis in connection with the preparation of their audited financial statements. Outlined in the following paragraphs are our requirements with respect to U.S. generally accepted accounting principles (GAAP), U.S. generally accepted auditing standards (GAAS), and auditor independence.

Accounting Principles. The financial statements of a company that registers securities with the SEC must include an audited balance sheet covering the last two fiscal years and audited income statements, cash flow statements and statement of changes in stockholders' equity covering the last three fiscal years.

A U.S. company is required to prepare these financial statements using U.S. GAAP, which are established by the Financial Accounting Standards Board. Foreign companies that register securities with the SEC may prepare their financial statements using either U.S. GAAP or another GAAP if they include a textual and numerical reconciliation of their foreign GAAP financial statements to U.S. GAAP. In an initial registration statement, a foreign company must provide financial information that is reconciled to U.S. GAAP for at least the two most recent years. In subsequent years, a foreign company must provide U.S. GAAP financial information for up to the past five fiscal years. When a foreign company uses accounting principles other than U.S. GAAP, those accounting principles must constitute a comprehensive basis of accounting.

Audit Requirements. The audit of financial statements included in registration statements and annual reports filed with the SEC must be conducted in accordance with U.S. generally accepted auditing standards. These standards have been developed by the American Institute of Certified Public Accountants and are required to be applied on a worldwide basis to the company that is being audited. As a result, if a publicly traded U.S. corporation has foreign operations, those foreign operations would be subject to the same audit procedures as the company's U.S. operations. Likewise, a foreign company whose securities are registered with the SEC must apply U.S. GAAS to all of its operations.

Until September 2000, the SEC staff had a practice of accepting audit reports for foreign companies that stated the audit was conducted in accordance with foreign auditing standards that were "substantially similar in all material respects" to U.S. GAAS. We have changed our practice and no longer permit this type of report. An auditor's report must state unambiguously that the audit was performed in accordance with U.S. GAAS.

Independence Requirements. A company's auditors must comply with the SEC's independence standards. Over the past year, the SEC has made significant revisions to our independence standards for auditors. The substantive requirements of these new standards is beyond the scope of this memorandum, although we would be pleased to elaborate on these standards if you so request. For purposes of this recommendation, we note that these new standards apply to auditors on a worldwide basis and apply equally to U.S. companies and foreign companies that are registered with the SEC.

4. "Disclosure Goals": While the U.S. should avoid any undue influence on foreign market exchanges, foreign companies should disclose what steps have been taken by their country and home markets to ensure transparency, independent oversight and accountability.

Although our rules do not specifically require a foreign company to disclose factual information relating to its country of incorporation or the country in which it principally operates, many foreign companies do provide this type of information in their disclosure documents filed with the SEC. To the extent a company includes information of this type in a prospectus filed with us, this information generally consists of basic economic

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 14, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Halliburton Company
Incoming letter dated January 16, 2003

The proposal requests "that the Board of Directors establish a committee of the Board to review Halliburton's operations in Iran, with a particular reference to potential financial and reputational risks incurred by the company by such operations."

We are unable to concur in your view that Halliburton may omit the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view the proponent must:

- revise the sentence that begins "WHEREAS, in February 2001 Halliburton . . ." and ends ". . . its Cayman Islands subsidiary" to indicate the correct date that Halliburton Products and Services Ltd. opened an office in Iran;
- revise the sentence that begins "In 2001, the Securities and Exchange Commission . . ." and ends ". . . whether to invest in that company" to include the specific language of the referenced statement and provide factual support in the form of a citation to a specific source.

Accordingly, unless the proponent provides Halliburton with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action if Halliburton omits only these portions of the supporting statement from its proxy statement in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Halliburton may exclude the proposal under rule 14a-8(i)(5). That provision permits the omission of a proposal if it relates to operations which account for less than 5% of the registrant's total assets, net earnings, and gross sales, and is not otherwise significantly related to the registrant's business. We are of the view that the proposal is "otherwise significantly related" to Halliburton's business. Accordingly, we do not believe that Halliburton may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(5).

Sincerely,

Jeffrey B. Werbitt
Attorney-Advisor